UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission File Number 0-49992
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)	9
All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Kansas City, Missouri
June 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska
We have audited the accompanying statement of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 24, 2005

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

CASH	$172,607	$—

INVESTMENTS, at fair value (Notes 3 and 4)	150,072,645	109,321,157

EMPLOYER CONTRIBUTION RECEIVABLE	5,979,796	5,598,707

PARTICIPANT CONTRIBUTIONS RECEIVABLE	165,790	140,911

DUE FROM BROKERS	136,358	136,090

TOTAL ASSETS	156,527,196	115,196,865

LIABILITIES

DUE TO BROKERS	321,648	157,615

TOTAL LIABILITIES	321,648	157,615

NET ASSETS AVAILABLE FOR BENEFITS	$156,205,548	$115,039,250

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS
Investment income:
Net appreciation in fair value of investments (Note 3)	$45,704,745	$3,244,386
Dividend income	1,025,227	480,058
Interest income	372,857	59,802

Net investment income	47,102,829	3,784,246
Contributions:
Employer contributions	5,979,796	5,602,140
Participant contributions	7,849,647	7,027,085

Total additions	60,932,272	16,413,471

DEDUCTIONS
Distributions to plan participants	19,472,982	7,338,290
Administrative fees (Notes 2 and 4)	292,992	260,127

Total deductions	19,765,974	7,598,417

Transfers from acquired company plans (Note 7)	—	8,369,373

NET INCREASE	41,166,298	17,184,427

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	115,039,250	97,854,823

End of year	$156,205,548	$115,039,250

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF PLAN

The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution profit sharing and 401(k) plan covering employees of TD AMERITRADE Holding Corporation (formerly Ameritrade Holding Corporation) and its participating affiliated companies (collectively, the “Company”) who meet eligibility requirements. On January 24, 2006, the Company completed the acquisition of TD Waterhouse Group, Inc. pursuant to an Agreement of Sale and Purchase, dated June 22, 2005, as amended, with The Toronto-Dominion Bank. Upon the completion of the acquisition, the Company changed its name to TD AMERITRADE Holding Corporation. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. Effective January 1, 2006, employees of the Company who have not executed a written salary reduction agreement are subject to a default election in an amount equal to three percent of such employee’s compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. Effective September 1, 2005, in the event participants do not direct the investment of their accounts, the Trustee, subject to guidelines it establishes and applies in a uniform nondiscriminatory manner, shall invest such accounts on behalf of the participants. The Company makes contributions to the Plan at its discretion.

Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings (or losses), and charged with an allocation of administrative fees, provided however, that forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Company contributions and earnings (losses) thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings (losses) thereon.

Participant Loans – Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.

Payment of Benefits – On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts – Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to supplement the Company’s discretionary contributions. In addition to the discretionary contributions, forfeitures of $1,621,343 and $742,701 were allocated to participant accounts for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, unallocated forfeitures of $1,631,921 and $746,861, respectively, were included in investments and were available to pay Plan administrative expenses and supplement Company discretionary contributions in the subsequent year. In addition, as of December 31, 2005, unallocated forfeitures of $6,946,226 were included in investments and may be available to pay Plan administrative expenses and supplement Company discretionary contributions for years 2006 through 2010, if not previously used to reinstate prior forfeitures for former employees who have returned to employment with the Company.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the financial statements.

Investment Valuation – Investments are valued as follows:
•	TD AMERITRADE Holding Corporation Common Stock – The common stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds – Mutual funds are stated at fair value as determined by quoted net asset value.

•	Self-directed Accounts – Investments in self-directed accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

•	Participant Loans – Loans to participants are carried at the principal amount outstanding, which approximates fair value.
Income Recognition - Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Costs - The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2005	2004
Investments at fair value as determined by quoted market price:
TD AMERITRADE Holding Corporation common stock	$94,717,152	$68,459,332
Franklin Small-Mid Cap Growth Fund	*	6,058,858

*	Investment represented less than 5% of Plan net assets as of December 31, 2005.
During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value, as follows:

	2005	2004
Net change in fair value:
TD AMERITRADE Holding Corporation common stock	$44,371,735	$453,217
Common stocks	(84,394)	188,382
Mutual funds and exchange-traded funds	1,398,812	2,602,787
Other	18,592	0

Net appreciation in fair value of investments	$45,704,745	$3,244,386

4.	PARTIES-IN-INTEREST

The Plan holds shares of TD AMERITRADE Holding Corporation common stock. TD AMERITRADE Holding Corporation is the Plan sponsor. Prior to April 2006, Ameritrade, Inc., a wholly owned subsidiary of TD AMERITRADE Holding Corporation, acted as the broker for the Plan’s self-directed brokerage accounts. In April 2006, Ameritrade, Inc. transferred its introducing broker/dealer business to TD AMERITRADE, Inc., a wholly owned subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE, Inc. became the introducing broker for the Plan’s self-directed brokerage accounts. Administrative and recordkeeping fees of $306,092 and $256,672 were paid to Intrust Bank, N.A. in 2005 and 2004, respectively. Intrust Bank, N.A. is the discretionary trustee as defined by the Plan. These transactions qualify as party-in-interest transactions.

At December 31, 2005, the Plan held 3,946,548 shares of common stock of TD AMERITRADE Holding Corporation, the sponsoring employer, with a cost basis of $23,059,371.

5.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.	TRANSFERS FROM ACQUIRED COMPANY PLANS

On January 1, 2004, assets held in the Datek Online Holdings Corporation 401(k) Plan with a fair value of $7,161,347 were transferred into the Plan. On August 1, 2004, assets held in the Bidwell & Company Standardized Code 401(k) Profit Sharing Plan with a fair value of $1,208,026 were transferred into the Plan. These transfers are reflected on the Statements of Changes in Net Assets Available for Benefits as transfers from acquired company plans.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401 (k) PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005

Column B	Column C	Column E
	Description of Investment
	Including Collateral,
Identity of Issue, Borrower,	Rate of Interest, Maturity	Current
Lessor or Similar Party	Date, Par or Maturity Value	Value
TD AMERITRADE Holding Corporation*	Common stock, 3,946,548 shares	$94,717,152
Ameritrade, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	13,220,000
American Beacon Funds	American Beacon Select Money Market Fund, 5,483,041 shares	5,483,041
American Beacon Funds	American Beacon Small Cap Value Fund, 150,509 shares	3,070,388
American Century Investments	American Century Capital Income Fund, 191,209 shares	1,495,258
American Century Investments	American Century Ultra Fund, 33,518 shares	1,019,271
American Independence Funds	American Independence Stock Fund, 243,204 shares	3,528,884
Federated Investors, Inc.	Federated Max Cap Institutional Fund, 229,375 shares	5,679,329
Federated Investors, Inc.	Federated Ultrashort Bond Fund, 36,897 shares	343,879
Franklin Resources, Inc.	Franklin Small-Mid Cap Growth Fund, 175,774 shares	6,630,183
Lazard Asset Management Securities LLC	Lazard International Equity Fund, 148,751 shares	2,086,980
American Independence Funds	Nestegg Capital Preservation Fund, 23,752 shares	239,181
American Independence Funds	Nestegg 2010 Fund, 28,960 shares	301,184
American Independence Funds	Nestegg 2020 Fund, 84,251 shares	887,162
American Independence Funds	Nestegg 2030 Fund, 127,754 shares	1,363,135
American Independence Funds	Nestegg 2040 Fund, 109,264 shares	1,186,602
Pacific Investment Management Co.	PIMCO Total Return Fund, 264,205 shares	2,774,156
Franklin Resources, Inc.	Templeton Institutional Emerging Markets Fund, 172,401 shares	3,263,556
The Vanguard Group, Inc.	Vanguard Explorer Fund Admiral, 21,784 shares	1,522,910
Loans to Participants*	Maturing from January 2006 to June 2020, interest range: 5.00% to 9.5%	1,260,394

		$150,072,645

*	Represents a party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Date: June 28, 2006	By:	/s/ JOHN R. MACDONALD
John R. MacDonald
TD AMERITRADE Holding Corporation Executive Vice President, Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of Deloitte & Touche LLP